SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(AMENDMENT NO. 1)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

FORDING CANADIAN COAL TRUST
(Name of the Issuer)

FORDING CANADIAN COAL TRUST
FORDING (GP) ULC
TECK COMINCO LIMITED
(Names of Person(s) Filing Statement)

Units, no par value
(Title of Class of Securities)

345425102
(CUSIP Number of Class of Securities)

Fording Canadian Coal Trust Suite 1000, 205 – 9th Avenue SE Calgary, Alberta T2G 0R3 Attention: James F. Jones (403) 260-9800	Fording (GP) ULC Suite 1000, 205 – 9th Avenue SE Calgary, Alberta T2G 0R3 Attention: James F. Jones (403) 260-9800	Teck Cominco Limited Suite 600, 200 Burrard Street Vancouver, British Columbia V6C 3L9 Attention: Peter C. Rozee (604) 687-1117

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With copies to

Osler, Hoskin & Harcourt LLP 620 8th Avenue – 36th floor New York, New York 10018 Attention: Kevin D. Cramer, Esq. (212) 991-2537	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Attention: Edwin S. Maynard, Esq. (212) 373-3000	Stikeman Elliot LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 Attention: William J. Braithwaite, Esq. (416) 869-5500

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer.
d	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation*	$13,687,116,439.03	Amount of filing fee	$537,904

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Calculated solely for the purpose of determining the filing fee. The filing fee was determined by adding (a) the product of (i) 150,175,327 Units, plus 18,632 Exchange Options to acquire an equal number of Fording Units, plus 151,050 Phantom Units that can be settled for an equal number of Fording Units and (ii) cash consideration of $82.00 per Fording Unit, plus (b) $1,358,825,701.03, being the value of the 36,834,527 Teck Class B subordinate voting shares issued to Fording Unitholders (including holders of Exchange Options and Phantom Units), on the basis of 0.245 Class B subordinate voting shares per Fording Unit, based on the average of the high and low prices of Teck’s Class B subordinate voting shares on August 15, 2008 (i.e., $36.89) ((a) and (b) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), was calculated by multiplying the Total Consideration by 0.0000393.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$537,904	Filing Party:	Fording Canadian Coal Trust, Fording (GP) ULC and Teck Cominco Limited
Form or Registration No.:	Schedule 13E-3, File No. 005-62313	Date Filed:	August 21, 2008

Introduction

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Amendment No. 1”) amends and supplements the Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Fording Canadian Coal Trust, an unincorporated, open-ended mutual fund trust governed by a Declaration of Trust and the laws of Alberta, Canada (“Fording”), Fording (GP) ULC, an unlimited liability company organized under the Companies Act (Nova Scotia) (“Fording ULC”), and Teck Cominco Limited, a company incorporated under the laws of Canada (“Teck”) (collectively, the “Filing Persons”) on August 21, 2008 (the “Original 13E-3”).

This Amendment No. 1 relates to the Arrangement Agreement, dated July 29, 2008 (the “Arrangement Agreement”), by and between Fording and Teck and the related plan of arrangement (the “Plan of Arrangement”). A form of Fording’s management information circular in connection with the Plan of Arrangement was filed as Exhibit (a)(1) to the Original 13E-3 (the “Circular”). On August 26, 2008, Fording obtained an interim order of the Court of Queen’s Bench of Alberta dated August 26, 2008, as the same may be amended (the “Interim Order”). Fording also delivered a petition for a final order (the “Petition”) approving the arrangement pursuant to the terms and conditions of the Arrangement Agreement to the Court of Queen’s Bench of Alberta dated August 26, 2008.

A copy of the Interim Order is filed as Exhibit (a)(7) to this Amendment No. 1 and a copy of the Petition is filed as Exhibit (a)(8) to this Amendment No. 1. The Circular is hereby amended to include a copy of the Interim Order as Appendix F thereto and to include a copy of the Petition as Appendix G thereto.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Circular, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety. To the extent information contained in a section of the Circular is modified below within a particular Item of this Amendment No. 1, all references to such section of the Circular in any other Item of the Schedule 13E-3, as amended, shall be to such section of the Circular as so modified.

All information contained in, or incorporated by reference into, this Amendment No. 1 concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.

The filing of this Amendment No. 1 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that Fording is “controlled” by any Filing Person, or that any Filing Person is an “affiliate” of Fording within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 16.	Exhibits

(a)(7)	Interim order of the Court of Queen’s Bench of Alberta, dated August 26, 2008.

(a)(8)	Petition for the Final Order, dated August 26, 2008.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 26, 2008

FORDING CANADIAN COAL TRUST

By:	/s/ Michael A. Grandin
Name: Michael A. Grandin
Title: Chair and Chief Executive Officer

FORDING (GP) ULC

By:	/s/ Michael A. Grandin
Name: Michael A. Grandin
Title: Chair and Chief Executive Officer

TECK COMINCO LIMITED

By:	/s/ Peter C. Rozee
Name: Peter C. Rozee
Title: Senior Vice President, Commercial Affairs

EXHIBIT INDEX

(a)(7)	Interim order of the Court of Queen’s Bench of Alberta, dated August 26, 2008.

(a)(8)	Petition for the Final Order, dated August 26, 2008.

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